

23002060

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER,
8-43494

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __10/01/2022__ AND ENDING __09/30/2023__
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __JDL Securities Corporation__   SEC Mail Processing

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant   MAY 5 0 2023
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)   Washington, DC

__1001 Dove St., Ste 160__
(No. and Street)

__Newport Beach__	__CA__	__92660__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Reny Greenleaf__	__949-752-5206__	__reny@jdlsecurities.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Goldman & Company, CPAs, P.C.__
(Name – if individual, state last, first, and middle name)

__3535 Roswell Rd. Suite 32__	__Marietta__	__GA__	__30062__
(Address)	(City)	(State)	(Zip Code)
__06/2009__		__1952__	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, __Robert W. Knutsen_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __JDL Securities Corporation_____, as of _November 27_____, 2 023___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

SEC Mail Processing Title: CEO

_Austin Daniels_____
Notary Public

NOV 3 0 2023

Washington, DC

AUSTIN ROBERT DANIELS
Notary Public - California
Orange County
Commission # 2462091
My Comm. Expires Sep 3, 2027

This filing contains (check all applicable boxes):**
- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*

CONTENTS

The accompanying notes are an integral part of these financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
JDL Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JDL Securities Corporation as of September 30, 2023, the related statements of income, changes in stockholder's equity and cash flows for the year ended September 30, 2023 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of JDL Securities Corporation as of September 30, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of JDL Securities Corporation's management. Our responsibility is to express an opinion on JDL Securities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedule 1- Computation of Net Capital Pursuant to SEC Rule 15c3-1, Schedule 2-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule 3-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of JDL Securities Corporation's financial statements. The supplemental information is the responsibility of JDL Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA'S PC

We have served as the Company's auditor since 2018.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
November 28, 2023

1

JDL SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2023

ASSETS

Cash and cash equivalents:		
Cash		$ 2,607
Total cash and cash equivalents		2,607
Receivables:		
Commissions and concessions	$ 131,368	
Total receivables		131,368
Other assets:		
Payroll tax refund receivable	5,959	
CRD (flex funding) account	151	
Total other assets		6,110
Total assets		$ 140,085

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		$ 11,689
Commissions payable - 12b(1) fees		32,842
Payroll –Commissions due to RR		1,522
Deferred tax liability		22,000
Total liabilities		68,053
Stockholder's equity :		
Common stock, no par value; 100,000 shares authorized;		
50,100 shares; issued and outstanding	$ 50,100	
Retained earnings	21,932	
Total stockholder's equity		72,032
Total liabilities and stockholder's equity		$ 140,085

The accompanying notes are an integral part of these financial statements.

JDL SECURITIES CORPORATION
STATEMENT OF INCOME
YEAR ENDED SEPTEMBER 30, 2023

Revenues:

Commissions and concessions - See Note 3	$	1,361,879
Interest		36
Total revenues		1,361,915

Expenses:

Administrative expense allocation - See Note 5	$ 61,425	
Commissions	783,731	
Data processing	2,572	
Dues and subscription	20,305	
Fidelity bond	2,711	
Maintenance	594	
Miscellaneous	3,363	
Other expense allocation - See Note 5	43,973	
Professional fees	21,010	
Rent and leases	13,534	
Regulatory fees	21,350	
Salaries, wages and employee benefits - See note 5	410,715	
Taxes and licenses	2,865	
Total expenses		1,388.148
Loss before income taxes		(26,233)
Income tax expense (benefit) – See note 2	-	(6,500)
Net loss	$	(19,733)

The accompanying notes are an integral part of these financial statements.

JDL SECURITIES CORPORATION
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED SEPTEMBER 30, 2023

	Common Shares	Common Stock	Retained Earnings	Total
Balance, beginning of year	50,100	$ 50,100	$ 252,665	$ 302,765
Dividends paid	-	-	(211,000)	(211,000)
Net loss	-	-	(19,733)	(19,733)
Balance, end of year	50,100	$ 50,100	$ 21,932	$ 72,032

The accompanying notes are an integral part of these financial statements.

JDL SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2023

Cash flows from operating activities:		
Net loss		$ (19,733)
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Decrease in receivables	24,400	
Decrease in due from parent	212,158	
Increase in CRD deposits	(27)	
Increase in accounts payable	714	
Increase in payroll tax refund receivable	(5,959)	
Decrease in commissions payable	(5,849)	
Decrease in deferred tax liabilities	(6,500)	
Total adjustments		218,937
Net cash flows provided by operating activities		199,204
Cash flows from financing activities:		
Dividends paid	(211,000)	
Net cash flows used in financing activities		(211,000)
Net decrease in cash and cash equivalents		(11,796)
Cash and cash equivalents at beginning of year		14,403
Cash and cash equivalents at end of year		$ 2,607

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash payments for:

Income taxes $ -

The accompanying notes are an integral part of these financial statements.

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

JDL Securities Corporation, (the FIRM) is a California corporation that is a securities broker-dealer and a wholly-owned subsidiary of J. Derek Lewis & Associates, Inc. (JDLA), a registered investment adviser registered with the Securities and Exchange Commission.   The FIRM is subject to a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1 and currently operates pursuant to Footnote 74 of the SEC Release No. 34-70073. The FIRM's primary business consists of selling mutual funds. The FIRM does not hold customer funds or securities.   The FIRM requires no collateral for its trade receivables.

Method of Accounting

The FIRM maintains its books and records on the accrual basis of accounting as required by the Securities and Exchange Commission and FINRA.

SIPC

The FIRM annually files the Form SIPC-3-*Certification of Exclusion From Membership*.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the FIRM considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates and assumptions that affect certain reported amounts and disclosures.   Actual results could differ from those estimates.

Revenue Recognition

On October 1, 2018, the FIRM adopted ASU 2014-09 *"Revenue from Contracts with Customers"* and all subsequent amendments to the ASU (collectively, "ASU 606") using the modified retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606, revenue is recognized upon satisfaction of performance obligations by transferring control over goods or services to a customer. Services within the scope of ASC 606 include-
  a. Interest
  b. Mutual fund and 12b-1 fees

Refer to the following Revenue Recognition Note- *"Revenue from Contracts with Customers"* for further discussion on the FIRM's accounting policies for revenue sources within the scope of ASC 606.

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Revenue from Contracts with Customers

Investment Brokerage Fees (Gross)

Effective June 1, 2020, the FIRM ended the clearing relationship with its clearing agent and discontinued any type of brokerage transactions.

Mutual Fund (Pooled Investment vehicles) and 12b-1 fees

Mutual funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Fees are paid up front and over time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset value), the fund may also pay, upon investor exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. Revenue is recognized monthly as services are provided.

Income Taxes

The FIRM files consolidated federal and state income tax returns with its parent, JDLA and is allocated a portion of the consolidated tax liability based upon its share of net income.

The FIRM has adopted the provisions of FASB ASC 740 Income Taxes-Overall-Recognition, which requires them to disclose unrecognized tax benefits as a result of tax positions taken during prior period. FASB ASC 740 also requires the FIRM to recognize any interest and penalties associated with its tax positions. Management believes, more likely than not, that tax positions taken will be sustained.   The FIRM believes that it has no uncertain tax positions.

Impact of New Accounting Standards

The FIRM is evaluating new accounting standards and will implement as required.

(2)   INCOME TAX EXPENSE (BENEFIT)

Income tax expense (benefit) consists of the following:

	Federal	State	Total
Current	$ -	-	-
Deferred	(3,850)	(2,650)	(6,500)
Total	$ (3,850)	(2,650)	(6,500)

JDL SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS, CONTINUED
YEAR ENDED SEPTEMBER 30, 2023

(2) INCOME TAX EXPENSE (BENEFIT), Continued

A reconciliation of the provision for income taxes to income taxes computed by applying the statutory Federal and California combined rate is as follows:

Income tax expense (benefit) - Computed at 30 percent of pre-tax income	$	(7,500)
Effect of non-deductible expenses		1,500
Effect of net operating income of parent which files a consolidated return with the FIRM		1,000
Other		(1,500)
Total income tax expense (benefit)	$	(6,500)

The FIRM accounts for its income taxes per the Income taxes Topic of FASB ASC 740, and uses an asset and liability approach. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. The deferred tax items consist primarily of the use of accrual basis for financial purposes and the cash basis for tax purposes and relates primarily to trade receivables and related commissions payable.

(3) COMMISSION AND CONCESSION REVENUE

Included in commission and concession revenue in the accompanying statement of income are the following:

Concessions - Direct/Mutual Funds	$	1,054
Concessions - Trails-Mutual Funds		76,873
Concessions - 529 Plan-Mutual Funds		5,697
Section 12b(1) fees		1,278,255
Total commission and concession revenue	$	1,361,879

(4) ACCOUNTS RECEIVABLE

At September 30, 2023, accounts receivable totaled $131,368 and consisted of 12b(1) fees estimated based on averaged historical receipts. The FIRM has evaluated its accounts receivable and determined that it does not need a bad debt allowance as all accounts receivable are deemed collectible. Accounts Receivable at September 30, 2022 (prior year) was $155,768.

5) RELATED PARTY TRANSACTIONS

EXPENSE-SHARING AGREEMENT

The FIRM continued the expense-sharing agreement with its parent, JDLA. Under this agreement, certain administrative, payroll and other expenses are initially paid by JDLA and reimbursed by the FIRM, while other administrative and personnel compensation and benefits are initially paid by the FIRM and subsequently reimbursed by JDLA. The expenses are allocated between the entities based upon the ratio of clients affiliated with the parent versus those only affiliated with the FIRM. The amounts reimbursed to the FIRM by its parent under this agreement during the fiscal year total $249,645.00. The amounts reimbursed by the FIRM to its parent under this agreement during the fiscal year total $414,300.00. This agreement was updated effective January 1, 2023 to reflect the impact of the change in the payroll processing function from the FIRM to JDLA.

(5)   RELATED PARTY TRANSACTIONS, Continued

PAYROLL PROCESSING AGREEMENTS

Between October 1, 2022 and December 31st, 2022 the Firm continued the payroll processing agreement with its parent and processed certain payroll and payroll taxes on behalf of JDLA. The amount reimbursed to the FIRM by its parent under payroll processing agreement totals $457,201. To facilitate certain payroll processing efficiencies with the two organizations who employ the same personnel, effective January 1, 2023, the Organizations entered into a Paymaster Processing Service Level Agreement whereby all payroll related processing will be handled through the parent company, JDLA. All payroll related costs that are applicable to commissions generated by Registered Reps under the operations of the FIRM are reimbursed to the parent as described in the Paymaster agreement. The total amount of reimbursement from the FIRM to the parent under this agreement was $674,942.

RETIREMENT PLAN

Effective January 1, 2013, J. Derek Lewis & Associates and its subsidiary adopted a 401 (k) Profit Sharing Plan, "the JDLA 401(k) Profit Sharing Plan". Employees over the age of 21 and who have completed 1 month of service are eligible to participate in the 401(k) Plan. Employees have the option of making retirement contributions to their account by reducing their salary on the Pre-Tax or Roth Elective Deferral basis. The plan offers a Company Safe Harbor Match up to 4% of employee's gross salary deferral for all eligible employees. Employer contributions are vested immediately. As of year-end, the FIRM has contributed $10,960 to the Plan during the year.

(6)   SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was November 28, 2023. No transactions or events were found that were material enough to require recognition in the financial statements.

(7)   NET CAPITAL

The FIRM is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The net capital and the related net capital ratio fluctuate on a daily basis; however, as of September 30, 2023, the net capital was $44,048 which exceeded the required minimum capital by $39,048. The aggregate indebtedness to net capital ratio was 1.045 to 1.

JDL SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
SEPTEMBER 30, 2023

Schedule 1

Total equity from statement of financial condition			$	72,032
Less non-allowable assets:				
CRD (Flex Funding) deposit	$	(151)		
12b(1) receivables not received in 30 days		(26,274)		
Payroll tax refund receivable		(5,959)		
Total non-allowable assets				(32,384)
Net capital before haircuts				39,648
Add: Deferred taxes payable				4,400
Net capital			$	44,048

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$	5,000
Net capital from above	$	44,048
Excess net capital	$	39,048

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities, net of deferred tax liabilities	$	46,053
Ratio of aggregate indebtedness to net capital		1.045 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		N/A

There are no material differences between the preceding computation and the FIRM's corresponding unaudited amended Part II of form X-17A5 as of September 30, 2023.

JDL SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO SEC RULE 15c3-3
SEPTEMBER 30, 2023

Schedule 2

The FIRM is not required to prepare a Computation of Reserve Requirements pursuant to Rule 15c3-3 as it is a corporation dealing primarily in mutual funds transacted directly with the Fund. The Company does not receive or deliver customer funds or securities and is exempt pursuant to relying on Footnote 74 of the SEC Release No. 34-70073.

JDL SECURITIES CORPORATION
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO SEC RULE 15c3-3

SEPTEMBER 30, 2023

Schedule 3

The FIRM is exempt from the requirements of SEC Rule 15c3-3 Customer Protection - Reserves and custody of securities with respect to physical possession or control as set forth in the rule - as it does not receive or hold funds or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of JDL Securities Corporation

We have reviewed management's statements for the year ended September 30, 2023, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) JDL Securities Corporation (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the company.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

JDL Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JDL Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
November 28, 2023

13

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

JDL SECURITIES CORPORATION

1001 Dove Street
Suite 160
Newport Beach, CA 92660
Tel. 949/752-5206
Fax 949/752-0631



JDL SECURITIES CORPORATION
Exemption Report

for Fiscal Year ending SEPTEMBER 30, 2023

JDL Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:
(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:

   (1) municipal securities trading within 529 Mutual Fund accounts, and

   (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ending September 30, 2023, without exception.

I, Robert Knutsen, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Executive Officer

November 17, 2023

14

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Forwarding and Address Correction Requested


Check appropriate boxes.
☐ (ı) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
(ıı) its business as a broker-dealer is expected to consist exclusively of:
☐ X(I) the distribution of shares of registered open end investment companies or unit investment trusts;
☐ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (ııı) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x _____*Keny Greenleaf*_____ 10/13/2023
Authorized Signature/Title   Date


SIPC-3 2023

8- 43494 FINRA SEP
JDL Securities Corp
1001 Dove St, Ste 160
Newport Beach, CA 92660

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Form SIPC-3   FY 202 3

Certification of Exclusion From Membership.
TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending ___09/30/2023___ its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☐ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:
Interest on Assessments.
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Schedule of Form SIPC-3 Revenues for the period October 1, 2022 to September 30, 2023.
JDL Securities Corporation

Amount ($)	Business activities through which revenue was earned
$0	Business conducted outside the United States and its territories and possessions
$1,361,879	Distribution of shares of registered open end investment companies or unit investment trusts
$0	Sale of variable annuities
$0	Insurance commissions and fees
$0	Investment advisory services to one of more registered investment companies or insurance company separate accounts
$0	Transactions in securities futures products
$1,361,879	**Total Revenues**

goldman & company, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To Shareholder and Management
of JDL Securities Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, on the accompanying Certification of Exclusion From Membership (Form SIPC-3) for the period October 1, 2022 to September 30, 2023. Management of JDL Securities Corporation (the Company) is responsible for its Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the period October 1, 2022 to September 30, 2023, as noted on the accompanying Form SIPC-3. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our associated findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by JDL Securities Corporation for the period October 1, 2022 to September 30, 2023 to the total revenues in JDL Securities Corporation's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the period October 1, 2022 to September 30, 2023, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by JDL Securities Corporation for the period October 1, 2022 to September 30, 2023 to schedule of excluded revenue, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by JDL Securities Corporation for the period October 1, 2022 to September 30, 2023 and in the related schedule of excluded revenue, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3 for the period October 1, 2022 to September 30, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
November 28, 2023   17

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683